UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-18457


07006891

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STOLPER & CO., INC.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE AMERICA PLAZA 600 WEST BROADWAY, SUITE 1225
(No. and Street)

SAN DIEGO, (City) CALIFORNIA (State) 92101-3311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

BARBARA MALONE, MANAGING DIRECTOR (619) 231 – 9102
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report.*

ROBERT R. REDWITZ & CO. An Accounting and Consulting Corporation
(Name – if individual, state last, first middle name)

9404 GENESEE AVENUE, SUITE 220 (Address) LA JOLLA (City) CALIFORNIA (State) 92037-1354 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara Malone, Managing Director, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stolper & Co., Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Barbara Malone

Barbara Malone
(Title) Managing Director

STATE OF CALIFORNIA)
) ss.
COUNTY OF SAN DIEGO)

On this Sixteenth day of ~~February~~ April in the year 2007, before me, April Niernberger, Notary Public, a Notary Public, State of California, duly commissioned and sworn, personally appeared Barbara Malone, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument, and acknowledged to me that ~~he~~ she executed the same in his/her/their authorized capacity(ies), and that his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Notary Public, State of California

My commission expires July 27, 2010

APRIL NIERNBERGER
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
COMMISSION # 1684154
MY COMM. EXPIRES JULY 27, 2010

This report ** contains (check applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3.3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Certified Public Accountants' Supplementary Report on Internal Accounting Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

Table of Contents


ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

INDEPENDENT AUDITORS' REPORT

Board of Directors
Stolper & Co., Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Stolper & Co., Inc. (the Company), as of December 31, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Stolper & Co., Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert R. Redwitz & Co.

ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

La Jolla, California
February 1, 2007

38 Discovery, Suite 250
Irvine, California 92618
(949) 753-1514 • (800) 576-1514
(949) 753-1535 fax

910 E. Hamilton Avenue, Suite 120
Campbell, California 95008
(408) 377-3441 • (877) 726-3441
(408) 377-5834 fax

9404 Genesee Avenue, Suite 220
La Jolla, California 92037
(858) 455-9000 • (800) 576-1514
(858) 455-8279 fax


AGN

STOLPER & CO., INC.

Statement of Financial Condition
December 31, 2006

ASSETS

Current assets		
Cash and cash equivalents	$	100,192
Capital Preservation Fund		497,769
Accounts receivable		58,741
Accounts receivable from affiliated partnerships		26,833
Prepaid expenses		5,801
Total current assets		689,336
Furniture, equipment, and improvements		
Furniture and equipment		396,531
Leasehold improvements		28,618
		425,149
Less accumulated depreciation and amortization		(350,430)
		74,719
Other assets		
Deposit		10,697
	$	774,752

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable	$	5,289
Other payables		8,707
Total current liabilities		13,996
Stockholders' equity		
Common stock, $1 par value; 25,000 shares authorized;		
900 shares issued and outstanding		900
Additional paid-in capital		13,383
Retained earnings		746,473
		760,756
	$	774,752

See Accompanying Notes to Financial Statements

STOLPER & CO., INC.

Statement of Operations
For The Year Ended December 31, 2006

REVENUES	
Commissions	$ 635,979
Consulting income	1,115,091
Dividend and interest income	39,419
Other income	563,994
	2,354,483
EXPENSES	
Employee compensation and benefits	1,831,781
Broker commissions and clearing fees	101,141
Occupancy and communications	152,282
Other operating expenses	321,567
	2,406,771
Net loss before provision for income taxes	(52,288)
Provision for income taxes	800
Net loss	$ (53,088)

See Accompanying Notes to Financial Statements

STOLPER & CO., INC.

Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE AT, December 31, 2005	$ 900	$ 13,383	$ 799,561	$ 813,844
Net loss			(53,088)	(53,088)
BALANCE AT, December 31, 2006	$ 900	$ 13,383	$ 746,473	$ 760,756

See Accompanying Notes to Financial Statements

STOLPER & CO., INC.

Statement of Cash Flows
For The Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(53,088)
Adjustments to reconcile net income to cash used by operating activities:		
Depreciation and amortization		30,553
Effect of changes in:		
Accounts receivable		(1,057)
Prepaid expenses and other current assets		1,851
Accounts payable		(14,200)
Other payables		8,707
Net cash used by operating activities	$	(27,234)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of furniture, equipment and improvements	$	(5,556)
Net sales of investments through Capital Preservation Fund		9,859
Net cash investments used by investing activities		4,303
Increase in cash and cash equivalents		(22,931)
CASH AND CASH EQUIVALENTS, beginning of year		123,123
CASH AND CASH EQUIVALENTS, end of year	$	100,192

See Accompanying Notes to Financial Statements

Note 1 - Description of Company and summary of significant accounting policies

Stolper & Co., Inc. (the Company), a California Corporation, is registered with the Securities and Exchange Commission (SEC) as a securities broker-dealer and is a member of the National Association of Securities Dealers, Inc. The Company's customers consist primarily of affluent individual investors, corporations, trusts, partnerships, and pension plans located throughout the United States of America.

The Company operates under SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on behalf of customers on a fully disclosed basis through a clearing firm. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Consulting fees, consisting primarily of investment management and advisory services, are billed primarily on a quarterly basis, in advance. The revenue from such services is recognized ratably over the billing period in which the services are to be performed. Commission revenue and related commission expense from securities transactions are recognized as of the trade date.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company considers all highly liquid investments such as money market funds with a maturity of three months or less at the date of acquisition to be cash equivalents.

The Company maintains its cash and cash equivalent balances at a financial institution located in San Diego, California. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company's accounts, at times, may exceed the federally insured limit. At December 31, 2006, the Company had no uninsured cash balances.

Accounts receivable consist of the amounts due from the Company's normal business activities. The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts is deemed necessary. If amounts become uncollectible, they will be charged to operations when that determination is made.

Furniture, equipment, and improvements are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which are estimated to be three to seven years. Leasehold improvements are amortized over the term of the lease or their estimated useful lives. Depreciation and amortization expense charged to operations for the year ended December 31, 2006 totaled $30,554.

The Company was a general partner in a limited partnership during the year: Stolper Pegasus Partners, LP ("SPP"). Since the ownership interest in this partnership was less than one percent, it was accounted for using the cost method. In November 2006, SPP was dissolved and all funds were returned to shareholders. At the date of dissolution, the fair market value of the Company's general partnership interest in SPP was $209 resulting in a gain on distribution of $97.

Note 2 - Capital Preservation Fund

The Capital Preservation Fund is a money market mutual fund that invests in securities issued by the U.S. Treasury that are guaranteed by the direct full faith and credit pledge of the U.S. government. The Fund maintains a weighted average maturity of 66 days or less in its underlying securities. The Capital Preservation Fund is stated at market value, which is a constant $1/share. At December 31, 2006 the Company had an uninsured mutual fund balance of $497,769. The Company has not sustained any losses in this area and management deems the amount not at risk.

Note 3 - Income taxes

The Company, with the consent of its stockholders, has elected "S" Corporation status. The Company reports on the cash basis method of accounting for income tax purposes. Under "S" Corporation status, the current annual cash-basis taxable income or losses of the Company are reported by the stockholders' on their individual Federal and State income tax returns. Therefore, no Federal income taxes are reflected in the financial statements for the Company. California has imposed a 1.5% surtax on the corporate profits of an "S" Corporation with minimum tax of $800, which is reflected in the income tax provision.

Cash paid for income taxes for the year ended December 31, 2006 was $800.

Note 4 - Lease commitment

The Company leases its office space under a noncancellable operating lease agreement, which expires in June 2009 with one five-year option to extend. The lease requires the Company to pay all property taxes, insurance, and maintenance plus a monthly rent of approximately $10,000. The total rent expense under noncancellable operating leases charged to operations for the year ended December 31, 2006 was approximately $129,000.

The total annual minimum lease commitments at December 31, 2006 under this lease are approximately as follows:

Years Ending December 31,	
2007	$ 122,392
2008	126,264
2009	64,100
Thereafter	-
	$ 312,756

Note 5 - Related party transactions

During 2006, the Company recorded management fees of approximately $10,030 from the affiliated entity SPP, which have been included in consulting fees in the accompanying statement of operations.

At December 31, 2006, a receivable of $26,833 was due from Windowpane Advisors, LLC, an affiliated entity, for legal fees paid on its behalf relating to the plan of reorganization of the Company's previously affiliated partnership Stolper Defensive Growth Partners, LP. The Company expects to collect this receivable in full.

Note 6 - Retirement Plan

The Company has a profit-sharing plan, which covers all full-time employees over twenty-one years of age who have completed one year of service. Company contributions are at the discretion of management subject to certain statutory limitations. For the year ended December 31, 2006 the Company's discretionary contributions totaled approximately $100,000.

Note 7 - Shareholder Agreement

In July 1998, the Company and one of its shareholders entered into an agreement to restrict the transfer of the shareholder's shares of the Company's common stock. In the event of any purported transfer or other repurchase event, the Company must be notified first in writing. The Company has the right to purchase such shares at the price and on the terms defined in the agreement. In the event the Company does not elect to purchase such shares, the Company will offer such stock to its non-offering shareholder, at the price and on the terms as defined. In such an event, if the Company and non-offering shareholder do not purchase the shares, then each purchaser or transferee is subject to the provisions and restrictions of this shareholders agreement.

Note 8 - Net Capital Requirement

The Company, as a registered broker-dealer, is required under the provisions of the Securities Exchange Act of 1934 Rule 15c3-1 to maintain the greater of a minimum net capital of at least $5,000 or one-fifteenth of the aggregate indebtedness as defined under the Act. At December 31, 2006, the Company's net capital was $510,340 and the Company's aggregate indebtedness was $13,996 or 3% of net capital.

Note 9 - Commission Revenue Agreement

The Company earns commission revenue under an agreement with a securities broker whereby the broker acts as a clearing agent for the Company's customer securities transactions. The agreement contains certain covenants with which the Company must comply, including requirements to maintain minimum net capital of not less than $50,000 in excess of the minimum net capital requirement per Rule 15c3-1, and to maintain at least $500,000 of blanket brokers' indemnity bond insurance covering any and all of its employees, agents, and partners.

Note 10- Affiliated organizations

The Company, through common ownership, is affiliated with Windowpane Advisors, LLC ("WA"). WA owns the Jordan Opportunity Fund, the mutual fund which was created out of the reorganization of Stolper Defense Growth Partners, LP ("SDGP"). Note, the liquidation and reorganization of the SDGP interest was completed in 2005. Except for legal fees of $26,833 paid on behalf of WA and recorded as an affiliated receivable, no significant operational transactions occurred between these entities.



SUPPLEMENTARY INFORMATION

STOLPER & CO., INC.

Schedule I - Computation of Net Capital and Aggregate Indebtedness

December 31, 2006

Total ownership equity from statement of financial condition	$ 760,756
Total non-allowable assets	(175,751)
Net capital before haircuts on securities positions	585,005
Haircuts on securities:	
Investment, Capital Preservation Fund	(74,665)
Net capital	$ 510,340
Minimum net capital required (based on aggregate indebtedness)	$ 933
Minimum net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 505,340
Excess net capital at 1000%	$ 508,943
Total aggregate indebtedness	$ 13,966
Percentage of aggregate indebtedness to net capital	3%

STOLPER & CO., INC.

SCHEDULE II – EXEMPTIVE PROVISION UNDER RULE 15C3-3

DECEMBER 31, 2006

An exemption from the Possession and Control Requirement is claimed under SEC Rule 15c3-3(k)(2)(ii) based on:

All customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

Name of Clearing Firm:

Merrill Lynch, Pierce, Fenner & Smith Inc. SEC No. 8-7221 Product Code A

Also, since Stolper & Co., Inc. holds no customer funds it claims an exemption from the Reserve Requirement under SEC rule 15c3-3(k)(2)(ii).

STOLPER & CO., INC.

SCHEDULE III - RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2006

Net capital as reported in Part IIA of the Company's FOCUS report at December 31, 2006	$ 509,976
Immaterial adjustment to Prepaid Taxes	364
Regulatory net capital, per audit	$ 510,340

There is no material difference between Regulatory Net Capital and the originally filed FOCUS report as of December 31, 2006.

STOLPER & CO., INC.

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL



ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Board of Directors
Stolper & Co., Inc.
San Diego, California

In planning and performing our audit of the financial statements and supplementary schedules of Stolper & Co., Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Stolper & Co., Inc., to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

38 Discovery, Suite 250
Irvine, California 92618
(949) 753-1514 • (800) 576-1514
(949) 753-1535 fax

910 E. Hamilton Avenue, Suite 120
Campbell, California 95008
(408) 377-3441 • (877) 726-3441
(408) 377-5834 fax

9404 Genesee Avenue, Suite 220
La Jolla, California 92037
(858) 455-9000 • (800) 576-1514
(858) 455-8279 fax


AGN

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert R. Redwitz & Co.

ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

La Jolla, California
February 1, 2007


END